Exhibit 11.1

The Pepsi Bottling Group, Inc.
Computation of Basic and Diluted Earnings Per Share
(in millions, except per share data)

	12 Weeks Ended		24 Weeks Ended
	June 11,	June 12,	June 11,	June 12,
	2005	2004	2005	2004
Number of shares on which basic earnings per share is based:
Average outstanding during period	245	258	246	259
Add – Incremental shares under stock compensation plans	7	9	7	9

Number of shares on which diluted earnings per share is based	252	267	253	268
Net earnings applicable to common shareholders	$148	$142	$187	$192
Net earnings on which diluted earnings per share is based	$148	$142	$187	$192
Basic earnings per share	$0.61	$0.55	$0.76	$0.74
Diluted earnings per share (1)	$0.59	$0.53	$0.74	$0.72

(1)	Diluted earnings per share reflect the potential dilution that could occur if the stock options or other equity awards from our stock compensation plans were exercised and converted into common stock that would then participate in net income. For the twelve and twenty-four weeks ended June 11, 2005 and June 12, 2004, options to purchase 14.1 million shares and 6.6 million shares, respectively, are not included in the computation of diluted earnings per share because the option’s exercise price was greater than the average market price of the common shares and the effect of including the options in the computation would be antidilutive. Total options outstanding at June 11, 2005 and June 12, 2004 were 42.9 million and 42.6 million, respectively.